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# TANNER
Accountants & Advisors

**DISCOVERING HEAVEN, LLC**

**Financial Statements**
**As of December 31, 2022 and 2021 and For the Years Then Ended**

**Together with Independent Accountants' Review Report**



# TANNER

## Independent Accountants' Review Report

**To the Managers and Management of**
**Discovering Heaven, LLC**

We have reviewed the accompanying financial statements of Discovering Heaven, LLC (a Florida limited liability company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations and members' equity, and cash flows for each of the years then ended, and the related notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Independent Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with US GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Discovering Heaven, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

### Independent Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with US GAAP.

### Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company obtained debt subsequent to year-end that is due within one year after the issuance date of the financial statements, and the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tanner LLC*

August 30, 2023

*Balance Sheets*

| | As of December 31, | |
|---|---|---|
| | **2022** | **2021** |
| **Assets** | | |
| Current assets: | | |
| Cash | $ 700 | $ 700 |
| Film costs | 1,249,300 | 1,249,300 |
| Total assets | $ 1,250,000 | $ 1,250,000 |
| **Liabilities and Members' Equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 1,250,000 | $ - |
| Long-term debt, net of current portion | - | 1,250,000 |
| Total liabilities | 1,250,000 | 1,250,000 |
| Commitments and contingencies | | |
| Members' equity | - | - |
| Total liabilities and members' equity | $ 1,250,000 | $ 1,250,000 |

See accompanying notes to financial statements.

## *Statements of Operations and Members' Equity*

| | *For the Years Ending December 31,* | |
|---|---|---|
| | **2022** | **2021** |
| Revenue | $ - | $ - |
| Operating expenses | - | - |
| Net income | $ - | $ - |
| | | |
| Members' equity beginning balance | $ - | $ - |
| Net income | - | - |
| Members' equity ending balance | $ - | $ - |

See accompanying notes to financial statements.

## *Statements of Cash Flows*

| | *For the Years Ending December 31,* | |
|---|---|---|
| | **2022** | **2021** |
| **Cash flows from operating activities:** | | |
| Net income | $ - | $ - |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase in film costs | - | (300) |
| Net cash used in operating activities | - | (300) |
| Net change in cash | - | (300) |
| Cash at beginning of year | 700 | 1,000 |
| Cash at end of year | $ 700 | $ 700 |

## 1. Description of Organization and Summary of Significant Accounting Policies

### *Organization*
Discovering Heaven, LLC (the Company), a Florida limited liability company, is an independent film production company formed on January 2, 2020 solely to develop and produce a feature film entitled "After Death." The film is a documentary focused on near-death experiences.

The Company is a wholly-owned subsidiary of Sypher Studios, LLC (Parent).  The Parent has other subsidiaries engaged in developing and producing other films.

The Company has retained Parent to perform all film production activities. Substantially all debt financing received by the Company through December 31, 2022 has been remitted to Parent for film costs. Through December 31, 2022, the Company had no other operations and therefore has not yet recorded any revenue or expense.

### *Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated ultimate revenues of the film for the amortization of film costs.

### *Concentrations of Credit Risk*
The Company maintains its cash in bank deposit accounts that may, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

### *Revenue Recognition*
The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

The Company applies the following five steps:
1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

The Company is currently in the production phase, and no revenues have been earned for the years ended December 31, 2022 and 2021.

### *Income Taxes*
The Company is a limited liability company with income taxes on net earnings payable personally by the members of Parent. Accordingly, no income taxes have been recorded in the accompanying financial statements.

Accounting for uncertainty in income taxes requires that a tax benefit from an uncertain tax position may be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the tax authority. Once the recognition threshold is met, the portion of the tax benefit that is recorded represents the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority. The Company determined it did not have any material uncertain tax positions for the years ended December 31, 2022 and 2021. If assessed, the Company would include interest and penalties related to unrecognized tax benefits within interest and other expenses, respectively.

## Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through August 30, 2023, which is the day the financial statements were available to be issued.

## 2. Going Concern

The Company has current portion of long-term debt of $1,250,000 as of December 31, 2022. Management plans for the film to be theatrically released in late 2023, and therefore has recorded the long-term debt as current as of December 31, 2022. If insufficient revenues are obtained from the release of the film to repay the long-term debt (see Note 4 for terms of the long-term debt), then the remainder of the long-term debt will be forgiven. Subsequent to year-end, and as described in Note 8, the Company entered into a campaign booster loan and security agreement with Angel Studios, Inc. (Angel Studios) for up to $1,000,000. The borrowed amount is due on the earlier of 1) five days after the Company receives funds from a potential debt offering, or 2) August 8, 2024. As of August 30, 2023, the amount due Angel Studios was approximately $16,000.

Management expects the proceeds from the potential debt offering will be sufficient to satisfy the campaign booster loan and security agreement. As the potential debt offering will be a best-efforts raise, there is no assurance the planned proceeds will be received. The Company plans to offer debt instruments with terms similar to the existing long-term debt, including the forgiveness of debt if revenues from the release of the film are insufficient to repay the debt. As of August 30, 2023, expressed interested in the raise was approximately $2,950,000, which does not represent committed funds. However, there can be no assurance that the Company will be successful in achieving its objectives. This condition raises substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of the financial statements.

## 3. Film Costs

Costs incurred in the direct production of the film content are capitalized and stated at the lower of the unamortized costs or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company has determined no impairment existed during the periods presented. The following table represents the components of film costs as of December 31:

|  | 2022 | 2021 |
|---|---|---|
| Not released, in production film costs | $ 1,249,300 | $ 1,249,300 |
| Released and completed film costs | - | - |
| In development or preproduction film costs | - | - |
| Less: accumulated amortization | - | - |
|  | $ 1,249,300 | $ 1,249,300 |

The Company amortizes film costs in proportion to the recognition of the related revenue from the film. There was no amortization expense for film costs for the years ended December 31, 2022 and 2021.

The future aggregate amounts of amortization expense expected to be recognized over the next five years related to released and completed film costs as of December 31, 2021, are as follows:

| Years ending December 31: |  |
|---|---|
| 2023 | $ 624,650 |
| 2024 | 499,720 |
| 2025 | 124,930 |
|  | $ 1,249,300 |

## 4. Long-Term Debt

Long-term debt and consists of two unsecured debt investments with 0% interest, payable from gross receipts of the film (as defined in the agreement) and entitled to 120% repayment of the investment ($1,500,000 in total as of December 31, 2022). After recoupment of the 120%, the debt holders will receive a percentage of Company Defined Net Proceeds as defined in the agreements. The term of the debt investments continues in effect as long as the film (excluding derivative production) experiences gross receipts. If the Company's gross receipts are insufficient to repay the investment, then the unpaid amount of the debt investment will expire unpaid. Management plans for the film to be theatrically released in late 2023, and therefore has recorded the long-term debt as current as of December 31, 2022, and long-term debt as of December 31, 2021.

## 5. Commitments and Contingencies

### *Litigation*

The Company may become involved in legal proceedings in the future arising in the normal course of business. Although there can be no assurance, management believes that the possibility of any legal proceedings is remote and therefore will not have a material impact on the Company's financial position, results of operations, or liquidity.

## 6. Members' Equity

The Company has a capital account for its sole member (Parent), and the Company has no authorized or issue membership units.

## 7. Related Party Transactions

The Company has retained Parent to perform all film production activities. Substantially all debt financing received by the Company through December 31, 2022 has been remitted to Parent for film costs. Through December 31, 2022, the Company had no other operations.

## 8. Subsequent Events

On April 21, 2023, the Company and Angel Studios entered into a 15-year exclusive worldwide content distribution agreement, that defines media rights granted to Angel Studios, marketing and distribution best efforts performed by Angel Studios, and the net revenue share between Angel Studios and the Company (after deduction of permitted distribution and marketing expenses, as defined and capped in the agreement). The term can be extended by mutual written agreement.

On August 4, 2023, the Company and VAS Portal, LLC (VAS Portal) entered into an issuer agreement, pursuant to which the Company retained VAS Portal to list a testing-the-waters campaign on VAS Portal's site pursuant to Reg CF. The Company will pay VAS Portal a 6% cash fee upon any closing of the offering (no fee is due if no closing occurs).

On August 8, 2023, the Company and Angel Studios entered into a campaign booster loan and security agreement, pursuant to which the Company may borrow up to $1,000,000 from Angel Studios, at a 12% interest rate. The borrowed amount is due on the earlier of 1) five days after the Company receives funds from a potential debt offering, or 2) August 8, 2024. The loan and security agreement is secured by essentially all assets of the Company.